12012576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2012
Washington DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Otkritie, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Colombo (212) 796-1551
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Doug Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Otkritie, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

LUZ E. RODRIGUEZ
Notary Public, State of New York
No. 01RO6135085
Qualified in Queens County
Commission Expires Oct. 13, 2013

SWORN TO BEFORE ME THIS 16
DAY OF February 2012
STATE OF NEW YORK
COUNTY OF New York } S.S.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Otkritie, Inc.

December 31, 2011

CRI CARR RIGGS & INGRAM

CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

Financial Statements

Otkritie, Inc.

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
Otkritie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Otkritie, Inc. (a development stage company), as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the period from the date of inception, August 4, 2010, to December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Otkritie, Inc., as of December 31, 2011, and the results of its operations and its cash flows for the period from the date of inception, August 4, 2010, to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2011, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 21, 2012

OTKRITIE, INC. (A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	4,958,251
Furniture and equipment		210,610
Other assets		301,832
	$	5,470,693

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	9,266
Income tax payable		11,176
Capital lease obligation		15,500
Deferred rent		57,287
		93,229
Shareholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, 6,500 shares issued and outstanding		65
Additional paid-in capital		6,499,985
Deficit accumulated during the development stage		(1,122,586)
		5,377,464
	$	5,470,693

See notes to financial statements.

OTKRITIE, INC. (A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DATE OF INCEPTION,
AUGUST 4, 2010, TO DECEMBER 31, 2011

Revenues:	
Interest income	$ 3,329
Expenses:	
Compensation and related benefits	537,861
Communications	42,659
Insurance	22,606
Travel, meals and entertainment	56,884
Office and other expenses	454,729
	1,114,739
Loss before provision for income taxes	(1,111,410)
Provision for income taxes	(11,176)
Net loss	$ (1,122,586)

See notes to financial statements.

OTKRITIE, INC. (A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE PERIOD FROM DATE OF INCEPTION, AUGUST 4, 2010, TO DECEMBER 31, 2011

	Common stock		Additional	Deficit accumulated during the	
	Shares	Amount	paid-in capital	development stage	Total
Contributed capital, September 8, 2010	1,500	$ 15	$ 1,499,985	-	$ 1,500,000
Contributed capital, November 18, 2011	5,000	50	5,000,000	-	5,000,050
Deficit accumulated during the development stage	-	-	-	(1,122,586)	(1,122,586)
Balances, December 31, 2011	6,500	$ 65	$ 6,499,985	$ (1,122,586)	$ 5,377,464

OTKRITIE, INC. (A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DATE OF INCEPTION,
AUGUST 4, 2010, TO DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (1,122,586)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	17,884
Changes in operating assets and liabilities:	
Increase in other assets	(301,832)
Increase in accounts payable and accrued expenses	9,266
Increase in income tax payable	11,176
Increase in deferred rent	57,287
Total adjustments	(206,219)
Net cash used by operating activities	(1,328,805)
Cash flows from investing activities:	
Acquisition of furniture and equipment and net cash used by investing activities	(212,994)
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	6,500,050
Net increase in cash and cash equivalents and cash and cash equivalents at December 31, 2011	$ 4,958,251

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Otkritie Inc. (the "Company") is a Delaware Corporation and wholly-owned subsidiary of Otkritie Securities Limited (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Although currently in the development stage, the Company plans to solicit major U.S. institutional accounts for the purposes of investing and trading in foreign securities, in either American Depository Receipts, Global Depository Receipts or local shares primarily originated from Russia and the CIS region.

Development stage company:

The Company is a development stage company as defined by FASB ASC *(Accounting Standards Codification) No.* 950, *Development Stage Entities.* The Company is still devoting substantially all of its efforts towards establishing the business, and its planned operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Cash and cash equivalents:

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of credit risk:

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Furniture and equipment:

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years.

Impairment of long-lived assets:

In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down.

1. Nature of operations and summary of significant accounting policies - continued:

Income taxes:

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to capitalizing startup costs for tax purposes as opposed to expensing these costs for financial reporting purposes.

Uncertain tax positions:

The Company has adopted the provisions of *FASB ASC No. 740, Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Related party transactions:

During the period ended December 31, 2011, the Company shared wages for an employee who worked for both the Company and the Parent. Additionally, the Parent charged the Company for equipment purchased on behalf of the Company and for legal services related to the Company that were funded by the Parent. Amounts for these transactions were settled prior to December, 31, 2011, so there is no related party payable or receivable as of December 31, 2011.

3. Furniture and equipment:

Furniture and equipment, at cost, consists of the following:

Office equipment	$ 170,453
Furniture and fixtures	58,041
	228,494
Less accumulated depreciation	(17,884)
	$ 210,610

Depreciation expense for the period ended December 31, 2011 totaled $17,884.

4. Leases:

Capital lease:
During 2011, the Company entered into a capital lease for the purchase of a copier. The required monthly payment is $637 for 36 months. The gross amount of the equipment under this capital lease and related depreciation recorded as of December 31, 2011 is as follows:

Equipment	$ 15,500
Less: accumulated depreciation	(258)
	$ 15,242

The following is a schedule of future minimum lease payments, for the years ending December 31, under the capital lease agreement, together with the present value of net minimum lease payments:

2012	$ 7,644
2013	7,644
2014	7,644
	22,932
Less: amount representing interest	(7,432)
Total obligation under capital lease	$ 15,500

Operating leases:
The Company entered into three operating leases in 2011. This first lease was for the rental of furniture and involves monthly payments of $2,013 for 36 months, with the option to terminate the lease after 12 monthly payments.

4. Leases - continued:

Operating leases - continued:
A lease for the rental of office space in New York City was entered into February 2011. Total monthly rental expense amounts to $11,433, and the term of lease is twelve months. Additionally, a lease for the rental of new office space in New York City was entered into October 2011 with a term of thirty-eight months. Total monthly rental expense for this lease is $29,462.

Future rental payments under operating leases with non-cancelable lease terms greater than twelve months at December 31, 2011 are as follows:

2012	$ 353,543
2013	353,543
2014	324,081
	$1,031,167

Rent expense for all operating leases for the period ended December 31, 2011 was $243,178.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2011, the Company had excess net capital of $4,615,022 and a net capital ratio of 0.02 to 1.

6. Liabilities subordinated to claims of creditors:

The Company has no liabilities subordinated to claims of creditors.

7. Income taxes:

The provision for income tax at December 31, 2011, is summarized as follows:

Current:	
State	$ 11,176

7. Income taxes – continued:

The components of the deferred tax asset as of December 31, 2011 are as follows:

Deferred tax asset	$ 167,559
Valuation allowance	(167,559)
	$ -

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against the deferred tax asset.

At December 31, 2011, the Company had net operating loss carryforwards for income tax purposes of approximately $8,000, which are available to offset federal, state, and local taxable income through 2031.

8. Supplementary disclosures of cash flow information:

Cash was paid during the period for:

Interest	$ -
Income taxes	$ -

Non-cash activities for the period:

Purchase of equipment by entering into a capital lease	$ 15,500

9. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 21, 2012.

SUPPLEMENTARY INFORMATION

OTKRITIE, INC. (A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Total shareholder's equity	$ 5,377,464
Deductions:	
Non-allowable assets:	
Other assets	301,832
Furniture and equipment, net	210,610
	512,442
Net capital	$ 4,865,022
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)	
Net capital, as reported in Company's Part II FOCUS report	$ 4,886,323
Adjustments:	
Recording of capital lease obligation	(15,500)
Recording of income tax payable	(11,176)
Adjustment to cash to void duplicate check	5,375
	$ 4,865,022

OTKRITIE, INC. (A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 9,266
Income tax payable	11,176
Capital lease obligation	15,500
Deferred rent	57,287
	$ 93,229
Ratio of aggregate indebtedness to net capital	0.02 to 1

See independent auditor's report

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Otkritie, Inc.
New York, New York

In planning and performing our audit of the financial statements of Otkritie, Inc., (the "Company") for the period from inception, August 4, 2010, to December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 21, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
Otkritie, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the period from June 13, 2011 (date of initial membership in FINRA and SIPC) to December 31, 2011, which were agreed to by Otkritie, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Otkritie, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Otkritie, Inc.'s management is responsible for Otkritie, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in the Form SIPC-7 with respective cash disbursements records entries on the general ledger. There were no disbursements for the period.

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the period ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Since this is Otkritie, Inc.'s initial year, there was no previously filed SIPC-7.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 21, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066704 FINRA DEC
OTKRITIE INC 7*7
1350 AVENUE OF THE AMERICAS STE 730
NEW YORK NY 10019-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,383

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_______ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Otkritie Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 4 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,383
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	$2,383
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0025	$0
	(to page 1, line 2.A.)